**KAYCEE GROUP, INC.**
**Statement of Income**
**For the Year Ended**
**12/31/2021**

**Revenues**
Services                               $101.305.00

**Total Revenue**

                                       **$101,305.00**


**Operating Expenses**
Bank Fees
                                       $312.00
Car Lease
                                       $7.781.70
Contractors
                                       $22.818.00
Depreciation
                                       $1.741.00
Food
                                       $1.500.00
Insurance
                                       $135 .00
Maintenance
                                       $475.50
Office Supplies/Activities
                                       $1.425.00
Rent
                                       $3.192.00
Payroll Fees
                                       $458.20
Telephone
                                       $2.878.70
Utilities
                                       $5.120.60

**Total Operating Expenses**

                                       **$47,837.70**


  **NET INCOME**

                                       **$52,467.30**


X _Debra Webster_

Debra Webster,       June 30, 2022
Tax Accountant

# KAYCEE GROUP, INC.
# BALANCE SHEET
## 12/31/2021

## *ASSETS*

### CURRENT ASSETS

| | |
|---|---|
| Cash: | $55,177.68 |
| Accounts Receivable: | $0.00 |
| Inventory: | $0.00 |
| Prepaid Expenses: | $0.00 |
| Notes Receivable: | $0.00 |
| Other Current Assets: | $0.00 |
| **TOTAL CURRENT ASSETS:** | **$55,177.68** |

### FIXED ASSETS

| | |
|---|---|
| Long-Term Investments: | $15,000.00 |
| Land: | $0.00 |
| Building: | $0.00 |
| *Accumulated Building Depreciation:* | ( $0.00) |
| Machinery and Equipment: | $6,100.00 |
| *Accumulated Machinery and Equipment Depreciation:* | ( $4,270.00) |
| Furniture and Fixtures: | $3,650.00 |
| *Accumulated Furniture and Fixtures Depreciation:* | ( $1,824.00) |
| Other Fixed Assets: | $0.00 |
| **NET FIXED ASSETS:** | **$18,656.00** |

### OTHER ASSETS

| | |
|---|---|
| Goodwill: | $0.00 |

**TOTAL ASSETS:**       **$73,838.68**

# *LIABILITIES & EQUITY*

## CURRENT LIABILITIES

| | |
|---|---|
| Accounts Payable (A/P): | $4.360.00 |
| Accrued Wages: | $0.00 |
| Accrued Payroll Taxes: | $0.00 |
| Accrued Employee Benefits: | $0.00 |
| Interest Payable: | $0.00 |
| Short-Term Notes: | $1,945.00 |
| Current Portion of Long-Term Debt: | $0.00 |
| **TOTAL CURRENT LIABILITIES:** | **$6,305.00** |

## LONG-TERM LIABILITY

| | |
|---|---|
| Mortgage: | $0.00 |
| Other Long-Term Liabilities: | $0.00 |
| **TOTAL LONG-TERM LIABILITIES:** | **$0.00** |

## OWNER'S EQUITY

| | |
|---|---|
| Paid-In Capital: | $15,066.38 |
| Net Income: | $52,467.30 |
| **TOTAL EQUITY:** | **$67,533.68** |

**TOTAL LIABILITIES & EQUITY:**     **$73,838.68**

X _Debra Webster_

Debra Webster,     June 30, 2022
Tax Accountant

## KAYCEE GROUP
## Statement of Cash Flows
## For the Year Ended 12/31/2021

| | |
|---|---:|
| **Cash Flow from Operating Activities** | |
| Net Income | 52,467 |
| Depreciation/Amortization | 1,741 |
| Decrease in Notes Payable | ( 7,782) |
| Decrease in Accounts Payable | ( 6,059) |
| **Cash Provided by/Used in Operating Activities** | **40,367** |
| | |
| **Cash Flow from Investing Activities** | |
| **Cash Provided by/Used in Investing Activities** | **0** |
| | |
| **Cash Flow from Financing Activities** | |
| Investment by Owner | -46,906 |
| **Cash Provided by Financing Activities** | **-46,906** |
| | |
| **Net Increase in Cash** | **-6,539** |
| | |
| **Beginning Cash Balance** | 61,717 |
| | |
| **Cash at 12/31/2021** | **55,178** |